Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2014
Earnings
Income before income taxes	$1,431
Add/(Deduct):
Equity in net income of affiliated companies	(21)
Dividends from affiliated companies	—
Fixed charges	2,008
Earnings	$3,418

Fixed charges
Interest expense	$2,002
Interest portion of rental expense (a)	6
Total fixed charges	$2,008

Ratios
Ratio of earnings to fixed charges	1.7
__________
(a) One-third of all rental expense is deemed to be interest.